Exhibit 8.1

May 9, 2025

Vyome Therapeutics Inc.

100 Overlook Center, 2nd Floor

Princeton NJ 08540 USA

Dear Sirs:

Reference is made to the Registration Statement (Form S-4) filed by ReShape Lifesciences Inc., (“ReShape”), on or about October 1, 2024, as amended (the “Registration Statement”), in connection with a merger between a wholly owned subsidiary of Reshape (“Merger Sub”) and Vyome Therapeutics Inc. (“Vyome”) and the consequent exchange of common stock of Vyome for common stock of ReShape.

1. General observations. We have been asked to opine as to the material U.S. federal income tax consequences to U.S. Holders (as such term is defined in the Registration Statement) of Vyome stock on the exchange of their shares of Vyome stock for “Combined Company Common Stock” (as defined in the Registration Statement). This opinion is being furnished to you in connection with the Registration Statement.

In connection with this opinion, we have examined the Registration Statement and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents and (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties. As to any facts material to the opinion expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and have assumed that such statements and representations are true, correct and complete without regard to any qualification as to knowledge or belief. Our opinion is conditioned upon, among other things, the initial and continuing truth, accuracy, and completeness of the items described above on which we are relying.

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In rendering the opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings and other administrative guidance of the Internal Revenue Service (the “Service”), and such other authorities as we have considered relevant, all as of the date hereof. It should be noted that statutes, regulations, judicial decisions and administrative guidance are subject to change at any time and that any such changes may be effective retroactively. A change in the authorities or in the truth, accuracy or completeness of any of the facts, information, documents, corporate records, covenants, statements, representations or assumptions on which our opinion is based could affect our conclusions.

2. Material U.S. federal income tax consequences to U.S. Holders. Under an Agreement and Plan of Merger (the “Merger Agreement”) Merger Sub will merge into Vyome, with Vyome being the surviving corporation. Most shareholders of Vyome, but not certain shareholders who are tax residents of India (the “Indian shareholders”) will exchange all of their shares of Vyome stock for shares of ReShape. ReShape will thereafter be known as the “Combined Company” and Vyome will become an 80% or more controlled subsidiary of the Combined Company and will continue to carry on its existing business.

Code section 354 provides:

“No gain or loss shall be recognized if stock or securities in a corporation a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation a party to the reorganization.”

A “reorganization” is a transaction described in Code section 368(a). Provided that certain conditions are met, a statutory merger under state law is a transaction described in Code section 368(a)(1)(A). Under Code section 368(a)(2)(E):

“A transaction otherwise qualifying under paragraph (1)(A) shall not be disqualified by reason of the fact that stock of a corporation (referred to in this subparagraph as the “controlling corporation”) which before the merger was in control of the merged corporation is used in the transaction, if—

“(i) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and

“(ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.”

Pursuant to the Merger Agreement, (i) stock of ReShape, which will control Merger Sub before the reorganization, is being used in the transaction and after the transaction the surviving corporation, Vyome, will hold substantially all of its properties and all of the properties of Merger Sub and (ii) in the transaction former shareholders of Vyome will surrender stock in Vyome which constitutes control (at least 80 percent of the total combined voting power of all classes of Vyome stock entitled to vote and at least 80 percent of the total number of shares of all other classes of Vyome). Accordingly, the merger is described in Code section 368(a)(2)(E) and is not disqualified merely because stock of ReShape was used in the transaction.

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For a reorganization to qualify under Code section 368, two additional requirements must be met: the “continuity of business enterprise” requirement and the “continuity of interest” requirement. “Continuity of business enterprise requires that the issuing corporation [ReShape] …. either continue the target corporation’s [Vyome’s] historic business or use a significant portion of [Vyome’s] historic business assets in a business.” Treasury Regulation (“Reg”) Sec. 1.368-1(d). ReShape (as the Combined Company) intends to continue Vyome’s historic business.

“Continuity of interest requires that in substance a substantial part of the value of the proprietary interests in the target corporation [Vyome] be preserved in the reorganization. A proprietary interest in the target corporation is preserved if, in a potential reorganization, it is exchanged for a proprietary interest in the issuing corporation [ReShape/Combined Company] ….” Reg. Sec. 1-368-1(e)(1)(i). Vyome shareholders who exchange their Vyome stock are only receiving ReShape stock in return and therefore a proprietary interest in the issuing corporation is retained.

Based on the foregoing authorities and analysis, it is our opinion that the Exchange will be treated as a reorganization under Code section 368(a)(1)(a) and that under Code section 354 of the Code no gain or loss will be recognized by the U.S. Holders of Vyome stock as a result of the Merger. Vyome shareholders will have a basis in their Combined Company stock equal to their basis in their Vyome stock (allocated where appropriate to reflect different blocks of Vyome stock exchanged by them) and their holding period in their Vyome stock will carry over to their Combined Company stock (again, allocated where appropriate to reflect different blocks of Vyome stock exchanged). In addition, U.S. Holders of Vyome investment warrants or investment stock options will not recognize any gain or loss on the exchange of these securities for comparable securities in the Combined Company

In rendering our opinion we have taken into consideration the fact that, prior to the Merger, as a condition of Reshape entering into the Merger Agreement, Vyome engaged in an interim financing package with some of its existing preferred shareholders (the “Concurrent Financing”). These shareholders provided additional financing to the Company (as required by ReShape) in exchange for a different class of Vyome preferred stock (and other consideration) which was then to be converted into Vyome common stock and exchanged for Combined Company shares in the Merger.

However, due to provisions of Indian law, the “Indian shareholders” could not, or did not wish to, participate in the Concurrent Financing in the manner described above. Indian exchange controls prevented many of these Indian shareholders from investing additional funds in Vyome above certain limits. Moreover, Indian lock-up rules on foreign investments meant that any stock in a U.S. company that these investors acquired as a result of the Concurrent Financing could not be sold for a period of one year. Finally, any exchanges of Vyome stock pursuant to the merger, whether already owned or acquired as a result of the Concurrent Financing, would subject these Indian shareholders to immediate tax in India.

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In order to accommodate these Indian shareholders and enable them to participate in the interim financing package while not being subjected to adverse Indian law, Vyome permitted these Indian shareholders to invest additional funds in Vyome India, a wholly-owned subsidiary of Vyome, in return for stock in Vyome India which, pursuant to a put-call agreement, could be exchanged for stock in the Combined Company at a later date or sold to the Combined Company. Under the put-call option, the Combined Company also had the right to call the Vyome India stock upon the occurrence of certain events. Under the put-call option Indian shareholders were given dividend rights and anti-dilution rights with respect to the Combined Company stock which they would acquire (such rights to be accounted for if and when the Indian shareholders exercised their options). (Indian shareholders were offered a similar put-call agreement relating to the stock in Vyome that they already owned but did not wish to exchange for Indian tax reasons.) By investing in Vyome India, the Indian shareholders were able to participate in the Concurrent Financing, but avoided the exchange control and lock-up rules of Indian law and, since they would not have to exchange the Vyome India stock immediately for Combined Company stock, also avoided tax in Indian on phantom income.

Had the Indian shareholders not participated in the refinancing through Vyome India, ReShape might have failed to acquire 80% control of Vyome USA (if the Indian shareholders had declined to exchange their Vyome stock for Combined Company stock), thereby threatening the tax-free nature of the Merger.

We have considered whether the Internal Revenue Service might take the position that the investment by these Indian shareholders in Vyome India lacks economic substance and should be recast as a further investment by the Indian shareholders directly into Vyome USA with the result that the 80% control test might not be met. We are of the opinion that the transactions should not be recast in this manner.

The law on when and how the economic substance test is applied is not uniform. In describing the meaning of Section 7701(o) of the Code (intended to be a codification of the economic substance test, and discussed below), the Congressional Joint Committee on Taxation stated as follows (footnotes omitted):

“There is a lack of uniformity regarding the proper application of the economic substance doctrine. Some courts apply a conjunctive test that requires a taxpayer to establish the presence of both economic substance (i.e., the objective component) and business purpose (i.e., the subjective component) in order for the transaction to survive judicial scrutiny. A narrower approach used by some courts is to conclude that either a business purpose or economic substance is sufficient to respect the transaction. A third approach regards economic substance and business purpose as ‘‘simply more precise factors to consider’’ in determining whether a transaction has any practical economic effects other than the creation of tax benefits.”

Joint Committee on Taxation, General Explanation of Tax Legislation Enacted in the 111th Congress, JCS-2-11 (“General Explanation”), at 370.

The Supreme Court has said that where is a genuine multiple-party transaction with economic substance which is compelled or encouraged by business or regulatory realities, is imbued with tax-independent considerations, and is not shaped solely by tax-avoidance features that have meaningless labels attached, the Government should honor the allocation of rights and duties effectuated by the parties.” Frank Lyon v. U.S. 435 U.S. 561, 583-584(1978). See also ACM Pship v. Comm., 157 F.3d 231, 247 (3rd Cir. 1998). In Winn-Dixie Stores Inc v. CIR, 113 T.C. 254, 279 – 280 (1999), the Tax Court interpreted Frank Lyon and appellate court cases relying on it as follows:

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“In determining whether a transaction or series of related transactions constitute a substantive sham, both this Court and a majority of the Courts of Appeals have utilized a flexible analysis that focuses on two related factors, economic substance apart from tax consequences, and business purpose.

“Economic substance, in this context, is determined by objective evaluation of changes in economic position of the taxpayer (economic effects) aside from tax benefits….. The inquiry into whether there was a legitimate business purpose involves a subjective analysis of the taxpayer’s intent.”

In Sloane v. Commissioner, 810 F.3d 599 (9th Cir. 2105), the Ninth Circuit Court of Appeals expressed the test as follows:

If a common sense review of the transaction leads to the conclusion that a particular transaction does not have a non-tax business purpose or “any economic substance other than creation of tax benefits,” [citation omitted] the form of that transaction may be disregarded, and the Commissioner may rely on its underlying economic substance for tax purposes.

Section 7701(o) of the Code (which applies when the IRS asserts certain penalties for underpayments of tax) provides as follows:

“(o) Clarification of economic substance doctrine

(1)	Application of doctrine

In the case of any transaction to which the economic substance doctrine is relevant, such transaction shall be treated as having economic substance only if—

(A) the transaction changes in a meaningful way (apart from Federal income tax effects) the taxpayer’s economic position, and

(B) the taxpayer has a substantial purpose (apart from Federal income tax effects) for entering into such transaction.”

It should be noted that, under Section 7701(a), when an analysis of economic substance is made, it is the avoidance of U.S. income taxes, not foreign taxes, that is at issue.

While hardly any courts have addressed Section 7701(o) since its enactment in 2011 (possibly because the courts are called upon to do so only when the IRS seeks a penalty for an underpayment), nonetheless, it appears that the Tax Court’s summation in Winn-Dixie describes the approach of most federal courts and the intent of Section 7701(o): the evaluation of change in economic position and intent (business as opposed to tax purpose).

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In applying an economic substance analysis to the facts surrounding the Merger, it should first be noted that one purpose of the 80% requirement is to assure that the acquiring company has sufficient control of the target so that it can make all critical decisions with respect to the target’s affairs (as would be the case had the target merged into the acquiring company). That remains the case in this transaction. As a group, the Vyome USA shareholders have surrendered control in Vyome USA to the Combined Company. (The Vyome India shareholders do not, by virtue of their ownership of Vyome India, have any voting rights in Vyome USA.)

Another purpose of the 80% requirement is to assure that what is essentially a sale of the company for cash or other non-stock consideration is not disguised as a reorganization. That is also not the case in this transaction. None of the Indian shareholders investing in Vyome India is getting cash or other non-stock consideration for their investment. All they are receiving is stock in a company the value of which cannot be realized unless and until it is converted into Combined Company stock or sold. Indeed, it could be argued that the “substance” of the transaction is to give them stock in the Combined Company.

Accordingly, there is nothing about the Vyome India transactions that is contrary to the purpose of the reorganization rules.

In applying the economic substance analysis to the facts surrounding the Merger, it should also be noted that the Indian shareholders themselves would not be subject to tax on the exchange of their Vyome USA shares for Combined Company shares even if the exchange did not qualify as a reorganization (since, except under limited circumstances, non-resident aliens are not subject to U.S. tax on the sale or exchange of stock). Therefore, the only taxpayers who will be affected, from a tax standpoint, by the use of Vyome India are the U.S. shareholders of Vyome, who are not engaging in any transactions that might be viewed as non-substantive. It is only the actions of others that have an impact on them. Even Vyome USA, though facilitating the structuring of the financing, has no tax interest in this transaction other than to make the transaction attractive to its shareholders from an investment and tax standpoint.

Accordingly, an initial question is whether an economic substance inquiry into certain transactions is even appropriate where the only people whose taxes will be affected by the outcome of the inquiry do not participate in the transactions under scrutiny. For purposes of rendering this opinion we are assuming that such an inquiry is still appropriate, but case law suggests that the actions of the taxpayer be taken into account, and so the foregoing assumption may not be valid.

In examining the economic substance of transactions the first question posed by the courts and the Code is whether there is a change in the economic position of the person engaging in the transactions. The Indian shareholders’ economic position certainly changes: first, for many of them, by investing in Vyome India they are able to make an investment that they might not have been permitted to make under Indian foreign exchange controls; second, the stock that they acquire is not subject to Indian lock-up rules and can be sold at any time; third, under the call portion of the put-call option, the Indian shareholders may lose the ability to decide when they want to liquidate their equity interest in the Combined Company; and, fourth, the Indian shareholders avoid Indian tax on the phantom income that would have been generated by the merger exchange.

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The second question posed by the courts is whether there was a business purpose to the transactions apart from the avoidance of U.S. taxes. As in Frank Lyon, Vyome was faced with a situation, attributable mostly to the regulatory realties of Indian law, that made it difficult for it to complete its interim financing. For it, there was certainly a valid business purpose for finding another way for its Indian shareholders to make a further investment. The same can be said for the Indian shareholders: Indian law limits on foreign investment and lock-up rules made it either impossible or very unattractive for them to further invest directly in Vyome USA. Finally, by investing in Vyome India, the Indian shareholders did not avoid U.S. taxes because as non-resident alien taxpayers they were not subject to U.S. taxes on the exchange anyway.

Based on the foregoing (and assuming that this inquiry is even appropriate where the affected taxpayers – U.S. shareholders of Vyome - have engaged in no transactions subject to an economic substance analysis), it is our opinion that recasting the transaction on form-over-substance grounds would be incorrect. However, our opinion is not binding on the Internal Revenue Service.

Even if the Merger does not qualify as a reorganization, it would still qualify as a Section 351 transaction. Section 351 provides:

“(a)General rule

No gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in section 368(c)) of the corporation.”

Under Code section 368(c), control is defined as follows:

….the term “control” means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

Immediately following the Merger, the persons who transfer property (Vyome stock or cash) to ReShape will own 80% or more of the voting stock and all other classes of stock of ReShape. Accordingly, the Merger will constitute a Section 351 transaction and U.S. Holders who transfer property to ReShape in return for ReShape stock will recognize no gain or loss on the transaction

If the Merger qualifies as a Section 351 transaction but not as a reorganization, U.S. Holders who exchange Vyome investment warrants or stock options for comparable securities in ReShape (Combined Company) will recognize gain, if any, but not loss, on the exchange.

3. Other tax consequences. Subject to Sections 2 of this opinion, above, and to the qualifications set forth in the Registration Statement, the discussion set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences” that addresses tax aspects of the BCA not addressed in Section 2 of this opinion, insofar as such discussion sets forth legal conclusions on U.S. federal income tax law, constitutes our opinion with respect to those tax aspects as to the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders of NEH common stock of the exchange described in the Registration Statement.

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4. Limitations. Our opinion is limited to the application of the federal income tax laws of the United States only and we express no opinion with respect to the applicability of other federal laws, the laws of other countries, the laws of any state of the United States or any other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state. No opinion is expressed as to any federal income tax laws except as specifically set forth herein. Our opinion does not address the tax consequences to U.S. Holders of any transactions that preceded the Merger or that occurred in connection with it, such as the prior exchanges of preferred stock, or the issuance or exercise of warrants or stock options. Our opinion represents only our interpretation of the law and has no binding, legal effect on, without limitation, the Service or any court. It is possible that contrary positions may be asserted by the Service and that one or more courts may sustain such contrary positions. Our opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise this opinion to reflect any changes, including changes which have retroactive effect (i) in applicable law, or (ii) in any fact, information, document, corporate record, covenant, statement, representation, or assumption stated herein that becomes untrue, incorrect or incomplete.

This letter is furnished to you for use in connection with the Registration Statement and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement wherever it appears. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

Sincerely,

/s/ Sichenzia Ross Ference Carmel LLP

Sichenzia Ross Ference Carmel LLP

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